
January 22, 2013

Via E-mail
Mark A. Wallace
Chief Financial Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, Texas 75201

      Re: **Westwood Holdings Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              Responses dated January 3, 2013 and January 14, 2013
              File No. 001-31234

Dear Mr. Wallace:

We have reviewed your filings and response letters and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosure, we may have additional comments.

Definitive Information Statement on Schedule 14A

Review and Approval of Related Party Transactions, page 44

1.   We note your response to prior comment 5. Please provide proposed disclosure to be included in future filings that clarifies John Porter Montgomery's position at the company or the nature of the services Mr. Montgomery provides to the company.

You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director